Invesco Real Estate

2001 Ross Avenue, suite 3400

Dallas, Texas 75201

Telephone 972 715 7400

www.invesco.com

October 31, 2023

VIA EDGAR

Mr. Jeffrey Lewis

Ms. Jennifer Monick

Mr. Kibum Park

Ms. Brigitte Lippmann

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Invesco Commercial Real Estate Finance Trust, Inc.

Amendment No. 1 to Form 10-12G

Filed August 25, 2023

File No. 000-56564

Ladies and Gentlemen:

This letter sets forth the response of Invesco Commercial Real Estate Finance Trust, Inc. (the “Company”) to the comment letter, dated September 13, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) relating to the Company’s Registration Statement on Form 10-12G initially filed with the Commission on June 29, 2023 (the “Registration Statement”). For convenience of reference, the comments contained in the Staff’s letter are reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 2 to the Registration Statement on Form 10-12G (the “Registration Statement”) with the Commission.

General

1.

We note your response to comment 1. We also note your disclosure throughout the filing(for example, on pages 8, 16 and 52) describing your relationship and ability to leverage the market knowledge embedded within Invesco Real Estate. Because the company is a blind pool with a limited operating history, please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise why such disclosure would not be material to investors. For guidance, see CF Disclosure Guidance: Topic No. 6.

Response:

In the Company’s case, the disclosure required by Industry Guide 5 for registration statements filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) would not be material to an investor. SEC Securities Act Rule 405 and Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) define “material” as relating to those matters where “there is a substantial likelihood that a reasonable investor would attach importance in determining whether to” buy or sell the subject securities. While the Staff has not provided an exhaustive list of items that are per se material, it has provided a non-exhaustive list of items or events that should be reviewed carefully to determine whether they are material.

Although Invesco Real Estate has originated approximately $15.4 billion of U.S. real estate credit transactions since 2011 in North America, those transactions have been originated in the context of real estate investment programs that are materially different than the Company in terms of structure (such as separate accounts), investment strategies, investor base and return objectives. The Company’s performance will depend on factors that may not be applicable to or affect the performance of these other programs. Further, the vast majority of these other programs were conducted through privately-held entities that were not subject to all of the laws and regulations that will apply to the Company as a non-traded REIT and registrant under the Exchange Act. Accordingly, investors in the Company should not assume that they will experience returns, if any, that are comparable to those experienced by investors in the other programs. Comparing the other programs to the Company under these circumstances would not provide investors with material information.

Notwithstanding the fact such disclosure is immaterial, the Company respectfully reasserts that any additional disclosure pursuant to Industry Guide 5 is inapplicable regardless of materiality as the Company is not registering the offer of its securities under the Securities Act, which is the threshold requirement for applying Industry Guide 5. Rather, the Company is registering a class of its securities on Form 10 pursuant to Section 12(g) of the Exchange Act. Providing prior performance information is neither required by Form 10 or Regulation S-K nor a typical disclosure to include in a Form 10 registration statement.1

Various SEC adopting releases explicitly affirm that Industry Guide 5 is only applicable to offerings made under the Securities Act. For example, Release 33-5692 specifically provides that Industry Guide 5 is intended for the “preparation and filing of registration statements under the Securities Act of 1933” and the purpose of these disclosures is to ensure that investors receive financial information in advance of an offering (emphasis added). Similarly, Release 33-6900 states that the disclosure requirements are applicable to “limited partnership roll-up transactions and initial public offerings of limited partnership units” in order to provide the investing public with clear and complete information. The Commission further extends this conclusion with respect to the language of Release No. 33-10635 from 2019 stating that “Industry Guide 5 was originally published as Securities Act Guide 60 in 1976 to provide disclosure guidance for preparing registration statements relating to offers and sales of interests in real estate limited partnerships” (emphasis added).

[1]

See, for example, InPoint Commercial Real Estate Income, Inc. letter dated June 12, 2017 and Highbridge Commodities FuturesAccess LLC letter dated November 30, 2012, in each case, the registrants were not required to include such information on their Form 10 Registration Statement filings.

The Company is not engaging in a public offering. Therefore, the additional public policy concerns that the Commission has expressed regarding Guide 5 disclosures in the context of registrations under the Securities Act are not applicable at this time.

As the Industry Guides apply specifically to offerings under the Securities Act, when deviations occur, the SEC clearly specifies that in adopting releases. For example, the Company notes that Release No. 33-10064 explicitly specifies that Industry Guides 3 (since rescinded, although the specified disclosures are incorporated in Regulation S-K) and 4 apply to registration statements filed on Form 10 and that Industry Guide 5 is “not specifically applicable to Exchange Act filings.” As these disclosures are not required or applicable to the Registration Statement, the Company does not believe that these disclosures are appropriate.

The Staff’s comment cites CF Disclosure Guidance: Topic No. 6, which we have reviewed again. We appreciate that in this guidance, the Staff undertook to address disclosure issues that arise in the context of non-traded REITs and raises a number of Guide 5 related topics. Even in this disclosure guidance, the guidance is given in the context of “offerings.” This guidance notes that “[t]hese observations may not be material to all non-traded REITs, may not encompass an individual registrant’s particular facts and circumstances and may not address all of the material disclosure issues applicable to each registrant’s circumstances. Each registrant should consider its own facts and circumstances when preparing its filings.”

The Company has considered its own facts and circumstances as suggested by CF Disclosure Guidance: Topic No. 6, and considered as well the underlying objectives of Guide 5 information.

In addition to the prior performance disclosures required by Guide 5, the Company also reviewed the various “General Disclosure” topics set forth in CF Disclosure Guidance: Topic No. 6 and summarizes its responses to each topic below:

•

Distributions: Within CF Disclosure Guidance: Topic No. 6, the Staff states that distribution disclosures are included within non-traded REIT prospectuses and sales materials (emphasis added), which notably are inapplicable to the Registration Statement as it is not a registration statement filed under the Securities Act. Regardless, the Company has included risk factors associated with distributions on page 23 and 24 of the Registration Statement in addition to disclosure relating to distributions on page 100 under Item 9 of the Registration Statement.

•

Dilution: CF Disclosure Guidance: Topic No. 6 reminds non-traded REITs who are conducting offerings to update their prospectus (emphasis added). This disclosure is not applicable as the Registration Statement is not related to an offering of the Company’s securities that would result in dilution.

•

Redemptions: This disclosure asks companies to provide information in their prospectus regarding share redemption programs and their history (emphasis added). The Company has included disclosure on its share repurchase program on pages 107 and 108 of the Registration Statement.

•

Estimated Value Per Share or Net Asset Value: The Registration Statement includes the disclosures regarding the basis for the estimate of the Net Asset Value or Net Asset Value per Share on page 104 of the Registration Statement.

•

Supplemental Information: CF Disclosure Guidance: Topic No. 6 lists several supplemental disclosures to provide investors with further information. These supplemental disclosures include providing information regarding compensation paid to the sponsor, the most recent Annual Report on Form 10-K and financial statements for the first year of operation. The Company has not yet filed an Annual Report on Form 10-K, however, the Company included the other supplemental disclosures, such as the financial statements for the first year of operation starting on page F-2 of the Registration Statement and compensation to the sponsor as noted immediately below.

•

Compensation to Sponsor: The Company has included disclosure of compensation and fees that the sponsor and its affiliates may earn or receive in connection with the operation of the Company in the chart starting on page 94 of the Registration Statement.

•	Undertakings: This disclosure is not applicable to the Company because, as stated within CF Disclosure Guidance: Topic No. 6, these disclosures are typical of prospectuses (emphasis added).

2.

Section 3(c)(5)(C) of the Investment Company Act, in relevant part, provides an exclusion from the definition of investment company “for any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in … [the business of] purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” We note your response to comment 2 that states none of the Mortgage Subsidiaries expects to issue “currently redeemable securities.” Please supplementally discuss the meaning of “currently redeemable securities” as it relates to the definition of “redeemable securities” in the Investment Company Act. In your response, please discuss whether any of the Mortgage Subsidiaries may issue redeemable securities in the future and how that could potentially affect your investment company status analysis under the Investment Company Act.

Response: In our response to Comment 2 to the Staff’s letter dated August 23, 2023, the Company did not intend to modify the meaning of “redeemable securities” as it relates to the definition in the Investment Company Act with the word “currently.” Rather, the use of the word “currently” was intended to convey, as stated in our original response, that none of the Company’s subsidiaries that rely on Section 3(c)(5)(C) (“Mortgage Subsidiaries”) currently expect to, or have any plan to, issue redeemable securities now or in the future. Further, the Company will limit the investments that its Mortgage Subsidiaries make, directly or indirectly, in assets that are not qualifying real estate assets and in assets that are not real estate-related assets.

3.

We note that your primary investment strategy is to originate, acquire, and manage a diversified portfolio of loans and debt-like preferred equity interests secured by, or unsecured but related to, commercial real estate. Please supplementally discuss how the registrant intends to treat debt-like preferred equity interests for purposes of your investment company status analysis under the Investment Company Act.

Response: The Company does not currently hold (directly or through its subsidiaries) any debt-like preferred equity interests, but if it chooses to acquire such interests in the future, it expects to analyze each such type of interest based on the statutory language in the 1940 Act and relevant SEC and Staff guidance regarding Sections 3(c)(5)(C) and 3(c)(6). For example, the Company expects that it would evaluate not only the nature of the business and the composition of the assets of the entity issuing such interest but also: whether the interest is an “investment security,” whether the interest is a “voting security,” whether the entity issuing the interest is a “majority-owned subsidiary” or “wholly-owned subsidiary” of the Company, whether the interest provides the Company or relevant subsidiary with the same investment experience as if it held the entity’s assets directly, and whether the interest most appropriately should be treated similarly to a joint venture interest for purposes of Section 3(c)(5)(C). Accordingly, all or a portion of each interest could be treated as a qualifying asset, real estate related asset or miscellaneous asset for purposes of that exception, depending upon the terms and conditions of the interest and related facts and circumstances.

4.

We note your response to comment 2, which states that for purposes of joint venture and similar interests, if the subsidiary owns less than a majority of the voting securities of the entity, then the interest in the entity will be treated as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C),and otherwise as miscellaneous assets. Please supplementally discuss the parameters under which the registrant would consider an entity as engaged in the real estate business.

Response: The Company does not currently hold (directly or through its subsidiaries) any joint venture interests, but if it chooses to do so in the future, the Company would expect to consider whether a particular joint venture entity is engaged in a real estate business based on, for example, the nature of the joint venture entity’s business, the composition of the entity’s assets, the sources of its income, and other facts and circumstances relevant to an evaluation of the entity’s business engagement (which could include, among other factors, third-party industry classifications).

5.

We note your disclosure beginning on page 59 stating that you are not registered and do not intend to register as an investment company under the Investment Company Act. We also note your disclosure stating that if you were to become subject to the Investment Company Act, the various restrictions imposed by the Investment Company Act and the substantial costs and burdens of compliance could adversely affect your operating results and financial performance, and you may be unable to conduct your business as described in your registration statement. In your amended filing, please include, as applicable, references to the specific exemptions or exclusions that the registrant is relying upon under the Investment Company Act.

Response: In response to the Staff’s comment, the Company has supplemented the disclosure on page 7 of the Registration Statement.

2. Summary of Significant Accounting Policies

Commercial Real Estate Loan Investments, page F-7

6.

We note your disclosure that any origination fees or costs on commercial loans for which you have elected the fair value option are recognized immediately in earnings. We further note you present your commitment fee income net of the related party expense. Please tell us your basis in ASC 606 for such net presentation. In addition, please tell us what consideration you gave to discussing you basis for this net presentation within your policy note.

Response: The Company acknowledges the Staff’s comment and advises that the commitment fee income represents a fee that is charged to the borrower in connection with the origination of each new loan. Invesco Advisers, Inc., the Company’s adviser (the “Adviser”), is responsible for sourcing, structuring and negotiating the Company’s commercial loans. As compensation for these services, the Adviser is entitled to 50% of the commitment fee income, with such fee income not to exceed 0.50% of the whole loan on a fully funded basis. Related party expense, as shown on the Company’s consolidated statement of operations, represents the Adviser’s portion of this commitment fee income. Given their nature, the Company determined that the commitment fee income and the related expenses should be accounted for as loan origination fees and direct loan origination costs as defined in ASC 310-20-20 absent the fair value option election under ASC 825.

ASC 825-10-25-3 instructs that when the fair value option has been elected, as is the case for the Company’s commercial loans, all upfront fees and costs should be recognized in earnings as incurred. However, the guidance does not state where on the income statement those items should be recognized or if they should be presented gross or net. Accordingly, the Company made a policy election to present commitment fee income net of the portion of the commitment fee that is due to the Adviser.

One of the considerations the Company utilized in reaching this conclusion was the principal versus agent considerations that are found in ASC 606. In its assessment, the Company noted that the circumstances of its commitment fee income and expenses indicate that net presentation would be the most appropriate treatment if ASC 606 were applied directly. Regarding principal versus agent considerations, the Company considered the following:

•	The Adviser is responsible for sourcing, structuring and negotiating the Company’s commercial loans.

•

The Company is only obligated to pay the Adviser following receipt of the fees from the borrower and such portion of the fee is effectively a fee paid directly to the Adviser from the borrower. Accordingly, at no time will the Company be in a position where it is required to pay the Adviser for these services without the borrower having paid the fees.

•	The Adviser has discretion in determining the amount of the fees.

Additionally, the Company considered the guidance in ASC 310-20-35-2 and noted that absent election of the fair value option, the commitment fee income and expenses would be deferred and amortized net as a component of interest income, which would reflect net presentation of the commitment fee income and expenses. In the opinion of the Company, using the principal versus agent considerations above and absent direct authoritative accounting guidance on the topic, the Company has concluded that these fees may also be presented net when the fair value option has been elected if such facts and circumstances are reasonable.

The Company also noted a similar conclusion could be reached and analogized to accounting for upfront fees and costs on loans that are held for sale when the fair value option has been elected. The Company acknowledges that there is diversity in practice with relation to gross versus net presentation of these fees and costs. Proponents of the view that the fees and costs should be presented net note that the fees and costs would be recognized net in the absence of the fair value election and do not believe the decision to elect the fair value option should alter the presentation of these items given that ASC 825 is silent on gross versus net presentation of fees and costs recognized. Proponents of the opposing view believe that the fees and costs should be presented gross when the outcome that would result from the application of the principal versus agent guidance in ASC 606 indicates that the entity is acting as the principal. However, as discussed above, the Company does not believe it is acting as the principal.

With respect to commitment fees, the Company believes the most relevant information to users of the financial statements is the net amount of commitment fees retained by the Company that are available to be returned to stockholders and the consideration that the fees paid by the borrower effectively to the adviser have no credit risk to the Company, i.e. the Company would never retain the portion to be paid to the Adviser nor need to pay the Adviser if the borrower did not pay the fee. In particular, this lack of credit exposure reduces the meaningfulness of gross income and expense with respect to commitment fees and the gross amount of fees may even be seen as distortive. Additionally, the amount of the Adviser’s share of the commitment fee that has been netted again commitment fee income is disclosed within the line item on the income statement, providing further information to users of the financial statements. However, in consideration of the Staff’s comment, the Company will add the following language to the summary of significant accounting policies beginning with the Quarterly Report on Form 10-Q filed for the quarter ending September 30, 2023 for further clarity:

“We recognize origination fees and related costs for commercial loans immediately in earnings when we elect the fair value option for commercial loans.

The Adviser’s portion of the commitment fee is not due until commitment fees have been received from the borrower; the Adviser is responsible for sourcing, structuring and negotiating loans and the Adviser has discretion in determining loan fees. The Company discloses this related party expense paid to the Adviser on the face of the income statement to provide transparency as to all fees paid to the Adviser.”

Notes to Consolidated Financial Statements

11. Subsequent Events, page F-18

7.

We note your response to comment 15 and your assertion that no loans meet the criteria of an ADC arrangement. With respect to your investment of $318.1 million in four whole commercial real estate loans and $18.4 million in a mezzanine commercial real estate loan, please tell us your consideration of whether or not these loans represent a substantial asset concentration, such that financial statements of the properties securing these loans should be included in your filing. In this regard, your response should address whether more than 20% of total assets at the latest audited year-end balance sheet have been or will be invested in a single loan (or in several loans on related properties to the same or affiliated borrowers). Reference is made to SAB Topic 1I.

Response: The Company acknowledges the Staff’s comment and advises that the guidance in SAB Topic 1I has been considered in connection with its applicability to the Registration Statement. The Company reviewed the guidance in SAB Topic 1I and concluded that it does not apply because the Company is not registering the offer of its securities under the Securities Act. Rather, the Company is registering its securities on Form 10-12G pursuant to Section 12(g) of the Exchange Act. As written, we believe the guidance will be first applicable in connection with the Company’s annual filing on Form 10-K for the year ended December 31, 2023.

Under SAB Topic 1I, if over 20% of offering proceeds (or total assets at the latest audited year-end balance sheet date, if greater) have been or will be invested in a single loan (or in several loans on related properties to the same or affiliated borrowers), financial statements of the property securing the loan are required in both Exchange Act and Securities Act filings. The guidance in SAB Topic 1I does not state that it applies to the registration of securities pursuant to Section 12(g) of the Exchange Act on Form 10, and there are no offering proceeds derived from such type of registration statement. The Company considered the guidance in Question 1 of SAB Topic 1I and concluded that such guidance is not applicable, as the Company is not raising any proceeds with the Registration Statement.

If the Company were to apply the guidance to the Registration Statement, the result of the analysis would be that no loan concentration disclosure is required in its Registration Statement. For purposes of this concentration analysis, the Company determined it should look to the total assets as of its most recent audited balance sheet (December 31, 2022), which were less than $30,000 and consisted of cash and cash equivalents. The Company secured an initial capital commitment in March 2023 and commenced operations in May 2023. There were no loans on the Company’s balance sheet on December 31, 2022; therefore, no concentration analysis is required under SAB Topic 1I.

As of June 30, 2023, the date of the unaudited financial statements included in the Registration Statement, the Company had invested in two commercial real estate loans with an aggregate fair value of $157.4 million. Each of the Company’s loan asset balances relative to its total assets at December 31, 2022 exceeded 20%. As the Company’s investing activities occurred subsequent to its most recent audited balance sheet, the Company concluded that the guidance in Question 2 of SAB Topic 1I was not applicable to its Registration Statement. Further, SAB Topic 1I imposes an annual analysis tied to annual audited balance sheets. Requiring the Company to perform this analysis based on activity subsequent to its audited financial statements would place more onerous and costly disclosure requirements on the Company than those applied to other registrants.

In making its determination, the Company took notice of the reference to Rule 3-09 of Regulation S-X within Question 2 of SAB Topic 1I, which sets out the requirements for inclusion of separate financial statements of subsidiaries not consolidated and 50% or less owned persons as of the periods of the audited financial statements. The significance tests required under Rule 3-09 of Regulation S-X are performed using audited financial statements. For the same reasons described above, the Company determined that this guidance also does not apply to the Registration Statement.

Question 2 of SAB Topic 1I indicates that the inclusion of the financial and other information relating to properties underlying any loans which are significant would be consistent with Rule 12b-20 under the Exchange Act (“Rule 12b-20”). Rule 12b-20 requires that additional material information, if any, be included in a statement or report to make the required statements not misleading. The Company does not believe the Registration Statement would be misleading without the inclusion of financial statements of the properties underlying its loan assets; on the contrary, the inclusion of property-level financial statements could confuse the reader. The Company is not a direct real estate asset investor; its primary investment strategy is to originate, acquire and manage a diversified portfolio of loans and debt-like preferred equity interests secured by, or unsecured but related to, commercial real estate. Property-level financial statements would not provide additional relevant, decision-useful, or timely information.

Certain loans are made to borrowers acquiring properties to then lease-up, meaning that the initial cashflows and historical financial statements from the building will not be indicative of the revenues and expenses that will be generated by the stabilized properties. One of the two loans held at June 30, 2023, comprising $115.7 million of the $157.4 million aggregate fair value referenced above, financed the acquisition by the borrower of a new building of which construction had just completed. There were no cashflows from the property prior to completion and only construction-related draws. Such pre-completion cashflows are not indicative of the property at the time the loan was made or at stabilization of the underlying property. Financial statements from such recently completed properties would not present useful information about the borrower’s ability to service the loan and could result in incorrect conclusions about the cashflows supporting the loan the Company made to the borrower, the owner of the underlying property. In addition, the Company’s loan assets are accounted for under the fair value option; any deterioration in cashflows from the borrower would be reflected in the valuation of the Company’s loan assets.

Under the terms of its lending arrangements with its borrowers, the Company generally has no contractual rights to require the borrower (i.e., the entity that is the direct owner of the underlying mortgaged property) to provide audited financial statements of the underlying properties that collateralize its loans. The unaudited property level financial information received from the borrower generally includes income, expense and cashflow data to enable the Company to prepare cashflow and debt service projections using assumptions that may or may not occur. Consistent with market practice, the Company generally has the right to receive annual audited financial statements of the guarantor entity (i.e., typically an affiliate of the borrower) within 120 days following the end of each fiscal year. With respect to the $115.7 million loan discussed above, the borrower is not the direct owner of the underlying mortgaged property. The underlying mortgaged property is owned by subsidiary guarantor entities owned by the borrower that join into the agreement and loan. As part of this loan arrangement, the Company has the contractual right to receive consolidated borrower annual audited financial statements within 120 days following the end of each fiscal year; however, the Company does not have the contractual right to require separate audited financial statements from the borrower’s subsidiary guarantor entities or of the underlying property.

The Company utilizes loan to value (LTV) and debt service coverage ratios (DSCR) in its underwriting and re-underwriting processes and believes that these metrics provide more useful information to readers of its financial statements than underlying property financial statements. LTV is a commonly used commercial real estate mortgage loan metric that provides information on potential losses a lender would incur if a borrower defaulted on a loan. LTV demonstrates the lender’s position in the capital stack of the borrower and is therefore a good barometer of risk. For example, at a 65% LTV, the value of the property would have to decline by more than 35% before the loan asset is deemed under-secured. DSCR is a metric that indicates a borrower’s ability to repay a loan based on current performance.

If the Staff is of the position that further disclosure is required in the Registration Statement, the Company respectfully requests that the Staff consider this information as more meaningful to investors in lieu of separate financial statements for properties underlying its loan assets. An illustration of such disclosure is as follows:

The Company began investing in May 2023, and its investment in commercial real estate loans was concentrated in two loans as of June 30, 2023. The following table summarizes the loan to value ratio and debt service coverage ratios for our loans as of June 30, 2023. Management evaluates these ratios during its initial underwriting process and monitors these ratios quarterly as part of its reunderwriting process.

At June 30, 2023
MSA	Principal Balance Outstanding	LTV	DSCR
Phoenix*	115,705	66.0%	1.0
San Jose	41,700	63.0%	1.2

	157,405

*

Because this property is transitioning in nature, its actual DSCR may be less than 1.0; however, the loan is backstopped by a carry and interest guaranty from a credit worthy entity related to the sponsor.

If, however, the Staff is of the position that property level financial statements are required in the Registration Statement, the Company requests an accommodation from the Staff as a result of the undue hardship and impracticality with respect to obtaining the additional disclosures for inclusion in the Registration Statement due to the reasons outlined above.

* * * *

If you have any questions, please contact me at (972) 715-7400 or Brian Hirshberg at Mayer Brown LLP at (212) 506-2176.

Sincerely,

INVESCO COMMERCIAL REAL ESTATE FINANCE TRUST, INC.

By:	/s/ Hubert J. Crouch
Name: Hubert J. Crouch
Title: Chief Executive Officer

cc:	Wendy Dodson Gallegos, Esq., Mayer Brown LLP

Brian Hirshberg, Esq., Mayer Brown LLP